Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010 is derived from the historical consolidated financial statements of WageWorks and statement of revenue and direct expenses of FBM. Such financial statements give effect to WageWorks’ acquisition of FBM effective November 30, 2010.

The unaudited pro forma condensed consolidated statement of operations is presented as if the acquisition had occurred on January 1, 2010, the first day of WageWorks’ fiscal year 2010.

The acquisition has been accounted for under the purchase method of accounting which requires the total purchase price to be allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess purchase price over the amounts assigned to tangible or intangible assets acquired and liabilities assumed is recognized as goodwill.

The following unaudited pro forma consolidated statement of operations has been prepared for illustrative purposes only and does not purport to reflect the results the consolidated company may achieve in future periods or the historical results that would have been obtained had WageWorks and FBM been a consolidated company during the relevant period presented. The unaudited pro forma consolidated financial statements do not include the effects of:

•	non-recurring impacts to the statement of operations arising directly as a result of the acquisition; and
•	any operating efficiencies or cost savings.

These unaudited pro forma consolidated financial statements, including the notes hereto, should be read in conjunction with:

•	the historical financial statements for WageWorks included elsewhere in this document; and
•	the historical statements of revenue and direct expenses of FBM included elsewhere in this document.

	WageWorks Historical	FBM Historical	Pro forma Adjustments			Pro forma

Revenue	115,047	10,294				125,341

Operating expenses	107,013	10,895	1,580	(a	)	119,488

Income from operations	8,034	(601)	(1,580)			5,853

Other expense (income)	(26,488)		(210)	(b	)	(26,698)

Loss before income taxes	(18,454)	(601)	(1,790)			(20,845)

Income tax benefit	1,204	-	-	(c	)	1,204

Net loss	(17,250)	(601)	(1,790)			(19,641)

Accretion of redemption premium	(6,740)	-				(6,740)

Net loss to common stockholders	(23,990)	(601)	(1,790)			(26,381)

Loss per common share - Basic and diluted	$(7.85)	$-	$-			$(8.63)

Weighted average shares outstanding - Basic and diluted	3,057	-	-			3,057

The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial statement.

Notes to unaudited pro forma condensed consolidated financial statement

NOTE 1 - BASIS OF PRO FORMA PRESENTATION

WageWorks, Inc. entered into an Asset Purchase Agreement (“APA”) with FBMC and on November 30, 2010 acquired all of the business and operations of FBM for approximately $7,200 plus potential future contingent consideration based on the revenues of FBM in 2011 and 2012. Contemporaneously with the APA, WageWorks and FBMC entered into a Shared Services Agreement (“SSA”) whereby we will provide tax-advantaged programs and customer call services to certain clients retained by FBMC and FBMC will provide certain services to support the tax-advantaged services such as facilities, information technology and production support. The assets acquired under the APA included customer relationships in the form of assigned contracts and other intangible assets.

Historically, separate financial statements have not been prepared for FBM. Revenue and Direct Expenses for the eleven months ended November 30, 2010 (the “Statements”) have been prepared for the purpose of complying with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission. The Statements have been prepared in lieu of complete audited financial statements as we do not believe that such statements can be prepared. During the reporting periods, FBM was not required to produce stand-alone financial statements. FBMC has not historically pushed down corporate level expenses to FBM as they are not directly associated with the revenue producing activities of FBM. Corporate level expenses include expenses such as services provided by senior management, human resources, legal and finance departments.

The accompanying historical statements for FBM include fee revenue determined by reference to contracts assigned under the APA and an allocation of revenues for clients retained by FBMC. Indirect expenses such as interest and income taxes, certain management expenses and shared administrative expenses have been excluded from these statements, as it is not practical to isolate and allocate such indirect operating expenses to FBM. The FBM historical statement of revenue and direct expenses (the “FBM Historical Statement”) has been derived from the accounting records of FBMC. The FBM Historical Statement is not intended to be a complete presentation of the results of the FBM as a stand-alone going concern, nor is it indicative of the results to be expected from future operations of FBM. Management believes that the assumptions and allocation methods underlying the FBM Historical Statement are reasonable and appropriate for the circumstances.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated statement of operations is presented for information purposes only and does not purport to represent what our actual consolidated results of operations would have been had the acquisition actually occurred on the date indicated, nor are they necessarily indicative of future consolidated results of operations.

NOTE 2 - Purchase Price and Purchase Price Allocation

The following table summarizes the purchase price:

Cash paid 2010	$2,500
Cash paid 2011	4,700
Contingent consideration	4,900

Total costs of acquisition	$12,100

The following table summarizes the allocation of the purchase price based on the fair value of the acquired assets:

Goodwill	$4,400
Intangibles (primarily customer relationships and tradenames)	7,700

$12,100

Certain customer relationships and tradenames of FBM have been recorded as intangible assets. These intangible assets are expected to have weighted average estimated useful lives of approximately 10 years.

Goodwill represents the purchase price in excess of the amounts assigned to acquired intangible assets. Amounts allocated to goodwill are tax deductible in all relevant jurisdictions.

NOTE 3 - PRO FORMA ADJUSTMENTS

(a)	Amortization, IT Support Services, Facilities and Compliance Cost— To record Amortization costs of $710,000 and IT, Facilities and Compliance contracted support service costs of $870,000 for the 11 months ended November 30, 2010 to reflect the transaction being consummated on January 1, 2010.
(b)	Interest Expense— To record interest expense on the additional financing necessary to complete the acquisition of FBM, for the 11 months ended November 30, 2010 to reflect the transaction being consummated on January 1, 2010. The Company borrowed $7.2 million from its existing line of credit to fund the initial purchase payments. This adjustment reflects interest expense at the Company’s current variable rate of 3.3% as if the draws had taken place at January 1, 2010. Under the terms of the Company’s line of credit, the variable rate is fixed for the first six months after each draw. Upon the expiration of the fixed term, a 1/8th percent change in the variable rate would change interest expense by approximately $8,000 for the period presented.
(c)	Income Tax— No income tax pro-forma adjustment has been recorded as the acquisition is not expected to change current income tax expense and a full valuation allowance has been provided on both the net deferred tax asset related to FBM’s historical results as well as the additional net deferred tax asset created by the pro forma adjustments.